Exhibit 99.1

PRESS RELEASE

Hydrogenics Announces Settlement with

American Power Conversion Corporation

Mississauga, Ontario — April 28, 2010 — Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG) (“Hydrogenics”) a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced that the Company has reached a settlement with American Power Conversion Corporation (“APC”) regarding the litigation previously announced in a press release dated November 17, 2009.  Under terms of the settlement, APC has paid Hydrogenics US$1,200,000.00, and both parties have terminated all pending claims with regard to this matter.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

For further information, contact:

Company Contact:	Investor Relations Contact:
Lawrence Davis, Chief Financial Officer	Chris Witty
(905) 361-3633	(646) 438-9385
investors@hydrogenics.com	cwitty@darrowir.com